UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                             SCHEDULE 13G


                  Under the Securities Exchange Act of 1934


                        SANDERSON FARMS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)


                                800013
                            (Cusip Number)




Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial Ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficially ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  800013             13G       Page 2 of 5 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WILLIAM R. SANDERSON
     ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

5.  SOLE VOTING POWER

     164,836

6.  SHARED VOTING POWER

     3,273,385

7.  SOLE DISPOSITIVE POWER

     157,006

8.  SHARED DISPOSITIVE POWER

     3,184,654

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

     3,446,681 (See Item 4 of this Schedule 13^)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

     NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     24.0%


12. TYPE OF REPORTING PERSON*

     INDIVIDUAL


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CUSIP NO.:  800013                      Page 3 of 5 Pages

                            Schedules 13G

Item 1(a).     Name of Issuer:

          Sanderson Farms, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(a).     Name of Person Filing:

          William R. Sanderson

Item 2(b).     Address of Principal Business Office or, if none,
          Residence:

          225 N. 13th Avenue
          Laurel, Mississippi 39440

Item 2(c).     Citizenship:

Item 2(d).     Title of Class of Securities:

          Common Stock, $1.00 per share par value.

Item 2(e).     Cusip Number:

          800013

Item 3.   Not Applicable.

Item 4.   Ownership



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          4(a) Amount Beneficially Owned;
               3,446,681

          4(b) Percent of Class:
               24.0%

          4(c) Number of shares as to which such person has:

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CUSP NO.:  800013                      Page 4 of 5 Pages

     (i) sole power to vote or to direct the vote:

               164,836 shares

               (ii) shared power to vote or to direct the vote:

               3,273,385 shares

               (iii) sole power to dispose or to direct the disposition of:

               157,006 shares

               (iv)    shared power to dispose or to direct the disposition of:

               3,184,654 shares

         The amount in this report includes 136,350 shares owned of record by William R. Sanderson, over which he exercises sole voting and investment power, and 7,830 shares allocated to his account under the Employee Stock Ownership Plan of Sanderson Farms, Inc. and affiliates (the "ESOP"), over which he exercises sole voting power. The trustees of the ESOP share investment power with respect to the 7,830 shares. The amount in this report also includes 8,460 shares owned of record by William R. Sanderson's wife, over which she exercises sole voting and investment power, and 20,656 shares owned by Mr. Sanderson as custodian for his minor children, over which he exercises sole voting and investment power. The amount in this report includes 3,273,385 shares beneficially owned by William R. Sanderson as co-executor of the Estate of Joe Frank Sanderson (the "Estate"). The co-executors share voting and investment power with respect to 3,184,654 of these shares which are owned of record by the Estate. The co-executors share voting power, and the trustees of the ESOP share investment power, with respect to 88,731 of these shares which shares are allocated to the Estate's account under the ESOP. Pursuant to Rule 13d-4, William R. Sanderson disclaims the beneficial ownership of the 8,460 shares owned of record by his wife, the 3,184,654 shares owned of record by the Estate, and the 88,731 shares allocated to the Estate's account under the ESOP.

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership or More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:
           Not Applicable.


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CUSIP NO.:  800013                      Page 5 of 5 Pages

Item 10.  Certification:

          Not Applicable.

Material to be filed as Exhibits:

          None.

                              SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 1998

                            /s/William R. Sanderson
                              WILLIAM R. SANDERSON